UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On December 11, 2025, VCI Global Limited (the “Company”) and Alumni Capital LP (the “Provider”) mutually agreed to terminate the Purchase Agreement for ELOC facility dated August 1, 2024 (the “ELOC Agreement”).

The termination was effected by mutual written agreement between the parties, pursuant to the termination provisions contained in the ELOC Agreement. The termination is effective immediately. As a result of the termination, both parties are released from any further obligations under the ELOC Agreement, except for those provisions that by their terms survive termination.

In connection with the termination, the Company confirms that:

1.	there are no pending purchase notices under the ELOC Agreement; and

2.	the termination does not impact the Company’s existing business operations, including its digital asset treasury operations, or its ability to pursue additional financing.

The Company continues to evaluate various financing alternatives to support its ongoing operations and business objectives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 11, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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